PUBLIC

23002258

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

SEC Mail Processing
MAR 2 1 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2022 (MM/DD/YY) AND ENDING 12-31-2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: E1 ASSET MANAGEMENT, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

185 HUDSON STREET - SUITE 2500
(No. and Street)

JERSEY CITY (City) NJ (State) 07311 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RON ITIN (Name) 212-425-2670 (Area Code – Telephone Number) ritin@e1am.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RON ITIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of E1 ASSET MANAGEMENT, INC., as of DECEMBER, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

Notary Public

MUCAHIT ESENYURT
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2445218
MY COMMISSION EXPIRES APRIL 16, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of E1 Asset Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of E1 Asset Management, Inc.'s management. Our responsibility is to express an opinion on E1 Asset Management, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to E1 Asset Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as E1 Asset Management, Inc.'s auditor since 2018.

Maitland, Florida

March 10, 2023

E1 ASSET MANAGEMENT, INC.

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
for the year ended December 31, 2022

E1 ASSET MANAGEMENT, INC.

Table of Contents
For the Year Ended December 31, 2022

E1 ASSET MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2022

ASSETS		
Cash and cash equivalents	$	23,155
Commissions receivable		24,142
Deposit with clearing broker		50,000
Prepaid expenses		31,168
Other Assets		1,754
Deposit		3,700
Total assets	$	133,919
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	12,253
Accrued expenses		36,002
Total liabilities		48,255
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value; 200 shares authorized issued and outstanding		109,270
Additional paid-in capital		478,000
Accumulated deficit		(501,606)
Total stockholder's equity		85,664
Total liabilities and stockholder's equity	$	133,919

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Income
For the Year Ended December 31, 2022

Revenue:		
Commissions	$	652,625
Mutual fund sales and trails		23,080
Interest		15,521
Other		181
		691,407
Expenses:		
Compensation, payroll and related benefits		571,223
Clearing charges		33,457
Regulatory fees and expenses		24,702
Communication and data processing		18,870
Occupancy		35,962
Professional fees		22,375
Insurance		930
Other		60,433
		767,952
Income before Other Income, provision for state and local income taxes		(76,545)
Provision (credit) for state and local income taxes		1,794
Net Income	$	(78,339)

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 01, 2022	$ 109,270	$ 478,000	$ (483,267)	$ 104,003
Distributions	-	-	60,000	60,000
Net Income	-	-	(78,339)	(78,339)
Balance, December 31, 2022	$ 109,270	$ 478,000	$ (501,606)	$ 85,664

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Change in net Income	$	(78,339)
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities:		
Depreciation		7,733
Changes in operating assets and liabilities:		
(Decrease) Commissions receivable from and deposit with clearing broker		(5.252)
(Increase) Prepaid expenses		(9,567)
(Decrease) Other assets		6,660
(Increase) Accounts payable		(21,059)
(Increase) Accrued expenses		(18,652)
Net cash (used in) operating activities		(118,476)
Cash used in Investing activities:		
Net cash (used in) Investing activities		0
Cash used in financing activities:		
Shareholder distributions		60,000
Net cash (used in) financing activities		60,000
Net Increase in cash and cash equivalents		(58,476)
Cash and cash equivalents, beginning of year		81,631
Cash and cash equivalents, end of year	$	23,155

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF BUSINESS

E1 Asset Management, Inc. (the "Company") is an introducing broker-dealer, was formed in 1999 and incorporated in New York State, registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts the majority of its business from its New Jersey City office which the Company moved to in April 2014 and maintains satellite offices in New York, New Jersey and Virginia. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B [5]). the Company is an introducing broker, therefore all transactions for its customers are cleared through AXOS Clearing LLC on a fully-disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

[3] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[4] Clearing deposit:

The Company has a commission clearing deposit of $50,000.

[5] Revenue recognition:

Brokerage commissions
The Company buys and sells securities on behalf its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. There is receivable balance of $24,141.53 at December 31, 2022.

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 01, 2022	$ 109,270	$ 478,000	$ (483,267)	$ 104,003
Distributions	-	-	60,000	60,000
Net Income	-	-	(78,339)	(78,339)
Balance, December 31, 2022	$ 109,270	$ 478,000	$ (501,606)	$ 85,664

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Change in net Income	$	(78,339)
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities:		
Depreciation		7,733
Changes in operating assets and liabilities:		
(Decrease) Commissions receivable from and deposit with clearing broker		(5.252)
(Increase) Prepaid expenses		(9,567)
(Decrease) Other assets		6,660
(Increase) Accounts payable		(21,059)
(Increase) Accrued expenses		(18,652)
Net cash (used in) operating activities		(118,476)
Cash used in Investing activities:		
Net cash (used in) Investing activities		0
Cash used in financing activities:		
Shareholder distributions		60,000
Net cash (used in) financing activities		60,000
Net Increase in cash and cash equivalents		(58,476)
Cash and cash equivalents, beginning of year		81,631
Cash and cash equivalents, end of year	$	23,155

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Notes of Financial Statements
December 31, 2022

NOTE A - NATURE OF BUSINESS

E1 Asset Management, Inc. (the "Company") is an introducing broker-dealer, was formed in 1999 and incorporated in New York State, registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts the majority of its business from its New Jersey City office which the Company moved to in April 2014 and maintains satellite offices in New York, New Jersey and Virginia. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B [5]). the Company is an introducing broker, therefore all transactions for its customers are cleared through AXOS Clearing LLC on a fully-disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

[3] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[4] Clearing deposit:

The Company has a commission clearing deposit of $50,000.

[5] Revenue recognition:

Brokerage commissions
The Company buys and sells securities on behalf its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. There is receivable balance of $24,141.53 at December 31, 2022.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Distibution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Interest income, which is net interest earned on cash held in customer accounts, it recognizes monthly as earned which is when the Company believes its performance obligations had been satisfied.

[6] Income taxes:

The Company, with the consent of its stockholder, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholder of an "S" corporation is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company pays New Jersey City corporation income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal state or local income tax returns examinations for years before 2015.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] Indemnification:

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] Subsequent Events:

FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through the date that the financial statements were available to be issued. No subsequent events haven't been identified by management for which disclosure as required.

NOTE C - NET FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment, net, consists of the following at December 31, 2022:

Office Equipment	$	1,403
Computer Equipment		10,449
Less Accumulated Depreciation		11,852
Total	$	0

Depreciation expense for the year ended December 31, 2022 was $1,631.
3.

NOTE D - COMMITMENTS AND CONTINGENCIES - OPERATING LEASES

The Company leases office space in New Jersey which will expire in June, 2023.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short term office lease and instead has elected to recognize the lease payments as least costs on a straight-line basis over the lease term. The lease cost is $35,962 relating to the office lease for the year ended December 31, 2022.

Future minimum lease payments under operating leases are as follows:

Year Ending June 30, 2023	Total	Premises
2023	$ 11,316	$ 11,316
Totals	$ 11,316	$ 11,316

There are no commitments or contingences for the year ended December 31st, 2022

The accompanying notes are an integral part of these financial statements.